May 24, 2013
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Franklin Resources, Inc.
Form 10-K for the fiscal year ended September 30, 2012
Filed November 15, 2012
Form 10-Q for the quarterly period ended March 31, 2013
Filed April 30, 2013
File No. 001-09318

Dear Mr. Vaughn:

We have received your letter dated May 3, 2013. Set forth below are each of the comments in your letter followed by our response. Where additions or changes to disclosures in future filings are included the revised language is provided in bold text.

Form 10-K for the Fiscal Year Ended September 30, 2012
Item 7. Management's Discussion and Analysis of Financial Condition, page 33
Assets Under Management, page 36

1.	Comment:

We note you present your assets under management (AUM) by investment objective and the average mix of AUM for the last three fiscal years here and on page 37. We also note your discussion beginning on page 41 for fluctuations in operating revenues and expenses that are driven by the mix or average of certain investment objective AUM. In an effort to provide more transparent disclosures regarding trends in revenue and expenses, please disclose your average AUM by investment objective.

Response:

In future filings, beginning with our next Form 10-Q, we will disclose average AUM by investment objective by adding the dollar amounts to the existing table on page 37 that discloses the average mix of AUM by investment objective.

Liquidity, page 49

2.	Comment:

You state that certain of your subsidiaries are required by regulation to maintain minimum levels of capital which are partially maintained by retaining cash and cash equivalents, which restricts their ability to transfer cash to the parent company. You also state that as a multi-national corporation certain of your non-U.S. subsidiaries are subject to regulatory or contractual repatriation restrictions or requirements that also limit the ability to transfer cash between various international jurisdictions and the parent in the U.S. Please tell us and revise your future filings to disclose the amount of liquid assets held by your subsidiaries that are restricted from transfer to the parent company and other subsidiaries. In addition, tell us whether the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of September 30, 2012. If so, tell us whether you considered the guidance in Items 5-04 and 9-06 of Regulation [S-X]regarding parent-only financial statements and Item 4-08(e)(3) of Regulation S-X for restrictions on dividend payments.

Response:

The amount of liquid assets held by subsidiaries that was restricted from transfer to the parent company and other subsidiaries was approximately $1,010 million at September 30, 2012. This amount is significantly less than the total $4,083.1 million of liquid assets that we disclosed on page 49 as held by our U.S. and non-U.S. subsidiaries to satisfy operational and regulatory requirements and capital contributions to our SIPs. We believe that the disclosed amount, which was provided in response to analyst inquiries, is more meaningful to users of our liquidity and capital resources disclosures since it represents a more comprehensive view of the amount of our cash that may be constrained in the normal course of business.

The restricted net assets of consolidated subsidiaries were approximately 7% of consolidated net assets at September 30, 2012. As the percentage is less than 25%, we concluded that the noted disclosures specified in Items 5-04, 9-06 and 4-08(e)(3) of Regulation S-X were not required.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 58
Market Valuation Risk, page 59

3.	Comment:

We note you disclose the carrying value of financial instruments carried at fair value if the fair value were to increase or decrease by 10% on page 60. Please revise this disclosure in your future filings to also disclose the potential impact the 10% increase and decrease has to future earnings.

Response:

In future filings, we will revise this disclosure to also disclose the potential impact the 10% increase and decrease has to future earnings. An example of the revised disclosure based upon the carrying values of financial instruments at March 31, 2013 is as follows:

“If such a 10% increase or decrease in carrying values were to occur, the changes from trading investment securities and direct investments in consolidated VIEs and consolidated SIPs would result in a $168.2 million increase or decrease in our pre-tax earnings as of March 31, 2013. The changes from available-for-sale investment securities would not result in a material change to other-than-temporary impairment charges.”

Notes to Consolidated Financial Statements, page 72
Note 1 - Significant Accounting Policies, page 72
Fair Value Measurements, page 73

4.	Comment:

We note your fair value disclosure on page 75 for investments of consolidated sponsored products (SIPs) and that if events occur after the close of the primary market for any security, the quoted market prices may be adjusted for the observable price movements within country specific market proxies. Please address the following:

•
In order to better highlight the factors driving the volatility and resulting necessity to adjust the closing price, revise your future filings to discuss the markets and/or countries in which the majority of these investments are traded.

•
Tell us and revise your future filings to disclose the types of post-closing activities you are capturing in your valuation adjustments for these securities. As part of your response, discuss the typical size of the adjustment relative to the closing price.

•
Clarify the circumstances and the relative frequency with which you adjust quoted market prices or independent third-party broker or dealer price quotes for financial instruments other than investments of consolidated SIPs.

Response:

•
The population of investments held by consolidated SIPs is diverse and can vary from period to period based on the SIPs that are consolidated at the reporting date and the trading activity that occurs within each of the consolidated SIPs during each period. Given the global nature of the SIPs' portfolios, the underlying individual investments trade in many different markets and countries. As a result it is not practical to discuss the markets and/or countries in which the majority of the investments are traded.

•
Valuation adjustments are made upon the occurrence of significant events that impact the availability or reliability of quoted market prices used to determine the fair value of investments of consolidated SIPs. The most common event occurs when global economic news results in significant price changes in U.S.-traded market proxies after the close of corresponding foreign markets. The market proxies consist of country-specific exchange-traded securities, such as futures, American Depositary Receipts indices or exchange-traded funds, with investment objectives seeking results that correspond to the aggregate performance of the publicly traded securities in the specific local markets. Adjustments are also made as a result of trade halts or suspensions of a specific security and for unscheduled market closures.

The price adjustments are primarily determined based on third-party factors derived from model-based valuation techniques for which the significant assumptions are observable in the market. When a security's quoted market price is adjusted, the security transfers from Level 1 to Level 2 within the fair value hierarchy.

During fiscal year 2012 and the six months ended March 31, 2013, the valuation adjustments made as of the reporting dates ranged from a decrease of 2.5% to an increase of 3.5% of the individual security's quoted market price.

In future Form 10-K filings, we will revise our significant accounting policy disclosure to provide further information regarding the events that may result in adjustments to quoted market prices and how the adjustments are derived as follows:

“The quoted market prices may be adjusted if events occur, such as significant price changes in U.S.-traded market proxies after the close of corresponding foreign markets, trade halts or suspensions, or unscheduled market closures. The market proxies consist of correlated country-specific exchange-traded securities, such as futures, American Depositary Receipts indices or exchange-traded funds. The price adjustments are primarily determined based on third-party factors derived from model-based valuation techniques for which the significant assumptions are observable in the market.”

In periods when a significant number of quoted market prices is adjusted, resulting in a material amount of transfers from Level 1 to Level 2, we will revise our disclosure in the Fair Value Measurements section of the Variable Interest Entities and Consolidated Sponsored Investment Products footnote to disclose the regions in which the affected securities are traded and the primary factors resulting in the adjustments. An example of such revised disclosure based on our $47.0 million of transfers in the six months ended March 31, 2013 is as follows:

“The transfers into Level 2 were securities for which the quoted market prices were adjusted as of December 31, 2012 due to significant price changes in U.S.-traded market proxies resulting from the resolution of U.S. fiscal cliff negotiations. The impacted securities trade in 16 different countries in Europe, Asia and Latin America. The adjustments were made after the close of the foreign markets and were based on third-party factors derived from model-based valuation techniques for which the significant assumptions are observable in the market.”

•
Our valuation policy is the same for all financial instruments, whether they are direct corporate investments or investments of consolidated SIPs, therefore the significant events described above would result in adjustments to quoted market prices for all affected securities. As our Level 1 direct corporate investments are less globally diverse than the Level 1 investments of consolidated SIPs, the likelihood of valuation adjustments is significantly less for those securities. In the three years that we have disclosed transfers between Level 1 and Level 2 there have been only two immaterial transfers into Level 2 for our corporate investments. In future periods if the level of adjustments, and therefore transfers, becomes material for these financial instruments, we will revise our disclosures related to direct corporate investments within the Significant Accounting Policies and Fair Value Measurements footnotes to be consistent with the revisions noted above.

Revenues, page 78

5.	Comment:

We note your disclosure that investment management fees are recognized as earned over the period in which services are rendered and are generally determined based on a percentage of AUM. We also note your disclosures on pages 7 and 42 regarding your sales and distribution fees including those paid by Rule 12b-1 plans where you pay substantially all of the fees to the financial advisers and other intermediaries. Please expand your revenue recognition policy in future filings to address the following:

•
Disclose how frequently these fees are calculated and paid, and identify the basis for the AUM in the calculation. For example, tell us whether the fee is based on a percentage of average daily or monthly AUM. In your response clarify any differences between investment management fees earned under contractual arrangements with your SIPs versus the sub-advised products.

•	Tell us whether any portion of your investment management fee on sub-advised products is paid to another party, and if so, explain whether the fees are reported on a gross or net basis.

•
Clearly disclose the revenue recognition policy for sales and distribution fees and whether these revenues are presented gross or net given that substantially all of the fees are paid to a third-party. Identify which of the share classes have reduced or eliminated sales commissions, as disclosed on page 42, and identify the impact this has on revenue recognition.

Response:

•
The majority of our investment management fees are determined monthly based on daily average AUM. The rest are based on monthly average AUM, quarterly average AUM, or AUM as of the beginning or end of a billing period. There are no differences between the investment management fees earned under contractual arrangements with our SIPs and with other companies for which we serve as a sub-advisor to their products.

In future Form 10-K filings, we will expand our revenue recognition policy as follows:

“Investment management fees, other than performance-based fees, are determined based on a percentage of AUM, primarily on a monthly basis using average daily AUM. Performance-based investment management fees are based on performance targets established in the related investment management contracts.”

•
On a very limited basis we contract with other companies to provide sub-advisory services to our SIPs. In such cases the investment management fees earned from our SIPs and the sub-advisory expenses, which are immaterial, are reported on a gross basis. In order to provide clarification as to the nature of our sub-advisory activities, in future filings we will revise the business overview disclosure in Part I, Item 1 of Form 10-K, and the overview section in management's discussion and analysis in Forms 10-Q and 10-K as follows:

“We also ~~manage~~ provide sub-advisory services to certain ~~sub-advised~~ investment products sponsored by other companies which may be sold to the public under one of our brand names or those of other companies or on a co-branded basis.”

•	Sales and distribution fee revenues are presented gross of the related payments to third parties. In future Form 10-K filings, we will expand our revenue recognition policy to include the following:

“Sales commissions and distribution fees are recorded gross of sales and distribution expenses paid to financial advisers and other intermediaries as the Company acts as the principal in its role as primary obligor to the sales and distribution arrangements.”

Globally, our SIPs offer more than 100 different share classes, for which there are numerous sales commission structures. The sales commission rates are publicly available in the funds' prospectuses. The varied commission rates by share class do not have any impact on revenue recognition, as all sales commissions are recognized on trade date in the amount calculated in accordance with the prospectus.

Note 13 - Variable Interest Entities and Consolidated Sponsored Investment Products, page 90

6.	Comment:

We note your disclosure on page 93 that consolidated SIPs primarily consist of non-variable interest entities (VIEs) limited partnerships and similar structures that the Company controls and other fund products in which you have a controlling financial interest. We also note in your Statement of Cash Flows you disclose a non-cash decrease of $188.1 million in noncontrolling interests due to net deconsolidation of certain sponsored investment products for the fiscal year ended September 30, 2012. Please address the following:

•
Revise your future filings to disclose the number of SIPs consolidated as of period end. In addition, discuss the activity that occurred during the periods presented, including both newly consolidated and deconsolidated SIPs, and identify the primary factor(s) for the change in accounting. For example, discuss the circumstances when you would no longer be deemed to control the SIP, and identify the accounting method used when a SIP is deconsolidated.

•
Tell us and revise your future filings to clearly disclose what the $188.1 million of activity in the Statement of Cash Flows represents. In your response reconcile for us this amount with the change in consolidated assets and liabilities presented on page 91. In addition, provide a similar reconciliation and clarification of the activity for the line item “increase in liabilities, net related to consolidation of variable interest entities” of $174.9 million in the Statement of Cash Flows.

Response:

•
In future filings, we will revise our disclosure to include the number of SIPs consolidated as of period end and to provide information regarding the events that result in consolidation and deconsolidation. These events are consistent from period to period. As the SIPs can vary greatly in terms of asset size we do not believe that further details related to the specific number of SIPs consolidated and deconsolidated each period would provide meaningful information to users of our financial statements.

The revised disclosure will be as follows:

“Consolidated SIPs consist of non-VIE limited partnerships and similar structures that the Company controls and other fund products in which the Company has a controlling financial interest. The Company consolidated 31 SIPs as of March 31, 2013. SIPs are typically consolidated when the Company makes an initial investment in a newly launched fund or limited partnership entity. They are deconsolidated when the Company redeems its investment in the SIP or its voting interests decrease to a minority percentage. The Company's investments in SIPs subsequent to deconsolidation are accounted for as trading or available-for-sale investment securities, or equity method or cost method investments depending on the nature of the SIP and the Company's level of ownership.”

•
The $188.1 million decrease in noncontrolling interests (“NCI”) due to net deconsolidation of SIPs presented in the Statement of Cash Flows represents the net decrease in NCI during fiscal year 2012 resulting from the SIPs consolidation and deconsolidation activity. When a SIP is consolidated or deconsolidated, its assets, liabilities and NCI are added to or removed from our balance sheet. The net change in NCI is representative of the net change in the SIPs' assets and liabilities, exclusive of our investment in the SIP. We believe that disclosure of the non-cash net change in NCI is a more efficient means of presenting the balance sheet impact of the net consolidation activity than presenting the non-cash impacts to the various affected assets and liabilities.

A reconciliation of the changes in assets, liabilities, NCI and other equity of consolidated SIPs from September 30, 2011 to September 30, 2012 as presented on page 91 of our Form 10-K follows below. As the reconciliation shows, the net consolidation and deconsolidation activity resulted in a $108.2 million decrease in net assets ($151.7 million decrease in assets net of $43.5 million decrease in liabilities), the $188.1 million decrease in NCI and a $79.9 million increase in other equity, which represents the change in our investments in the consolidated SIPs. The other activities impacting the consolidated SIPs' assets, liabilities, NCI and other equity consisted of investments (subscriptions) and redemptions by third-party investors, and the SIPs' standard operations.

	Assets	Liabilities	Noncontrolling Interests			Other Equity
			Redeemable	Nonredeemable	Total
(in millions)
Balance at September 30, 2011	$1,043.3	$157.6	$18.6	$575.1	$593.7	$292.0
New consolidations	119.9	—	—	—	—	119.9
Deconsolidations	(271.6)	(43.5)	(70.7)	(117.4)	(188.1)	(40.0)
Net deconsolidations	(151.7)	(43.5)	(70.7)	(117.4)	(188.1)	79.9
Subscriptions, net of redemptions, by third-party investors	211.3	—	73.8	137.5	211.3	—
SIPs operations	10.9	26.4	5.0	(38.4)	(33.4)	17.9
Balance at September 30, 2012	$1,113.8	$140.5	$26.7	$556.8	$583.5	$389.8
The $174.9 million increase in net liabilities related to consolidation of variable interest entities (“VIEs”) presented in the Statement of Cash Flows represents the recognition of liabilities, net of non-cash assets, of a collateralized loan obligation (“CLO”) consolidated during fiscal year 2012. The CLO had a cash balance of $169.6 million at the time of consolidation, which we disclosed in net cash provided by investing activities as cash and cash equivalents recognized due to consolidation of VIE.
A reconciliation of the changes in assets, liabilities and equity of consolidated VIEs from September 30, 2011 to September 30, 2012 as presented on page 91 of our Form 10-K follows below. As the reconciliation shows, the CLO consolidation resulted in the $174.9 million increase in non-cash net liabilities ($180.0 million increase in assets and $354.9 million increase in liabilities). The other activities impacting the consolidated VIEs' assets, liabilities and equity consisted of the deconsolidation of our last automobile loan securitization trust and the VIEs' standard operations.

(in millions)	Assets	Liabilities	Equity
Balance at September 30, 2011	$1,090.0	$1,067.7	$22.3
New consolidation
Cash	169.6	—	169.6
Non-cash	180.0	354.9	(174.9)
Deconsolidation	(50.1)	(50.1)	—
Net consolidation	299.5	304.8	(5.3)
VIEs operations	(178.4)	(209.7)	31.3
Balance at September 30, 2012	$1,211.1	$1,162.8	$48.3

7.	Comment:

We note your disclosure on page 97 that certain investments in various funds held by consolidated SIPs were excluded from the Level 3 table because the fair value was estimated using net asset value as a practical expedient and 55% of these investments are [in a] global-fixed income fund which is periodically redeemable with certain restrictions. Please revise your future filings to clarify the term “periodically redeemable” and provide a discussion of the restrictions and when the restrictions might lapse. Refer to ASC 820-10-50-6A.

Response:

Upon further review of the redemption terms for this specific fund, we determined that the consolidated SIP that holds the investment is able to redeem its investment on a monthly basis with no restrictions. We further concluded that given the lack of restrictions, the appropriate classification of the investment in the fair value hierarchy is Level 2. As a result we determined that our disclosures of Level 3 assets were overstated and Level 2 assets were understated in prior filings. We evaluated the impact of the misclassification in accordance with the guidance in SAB 99 and SAB 108, considering both quantitative impacts and qualitative factors. We concluded that the misclassification did not materially misstate our consolidated annual and interim financial statements taken as a whole as it did not significantly alter the total mix of information available. We will adjust for the misclassification prospectively.

In future filings, we will revise the redemption frequency disclosure for this fund to be "monthly" and will classify the investment as Level 2.

Form 10-Q for the Quarterly Period Ended March 31, 2013
Condensed Consolidated Statements of Comprehensive Income, page 3

8.	Comment:

We note you present the components of other comprehensive income in the statement net of related tax effects and reclassification adjustments. However, we were unable to locate in your notes to the financial statements where you present the amount of income tax expense or benefit allocated to each component of other comprehensive income including reclassification adjustments in accordance with paragraphs 12 to16 of ASC 220-10-45. Please tell us where these disclosures are presented, or revise your future filings to include such disclosures.

Response:

We did not present the income tax expense or benefit allocated to each component of other comprehensive income including reclassification adjustments as the amounts are immaterial. If such amounts should become material in future periods we will disclose the amounts in our filings.

Franklin Resources, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.

Sincerely,

/s/ Kenneth A. Lewis

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.